

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05003357

February 1, 2005

Timothy J. Geckle
Senior Vice President, Secretary
and General Counsel
The Ryland Group, Inc.
24025 Park Sorrento, Suite 400
Calabasas, CA 91302

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/1/2005

Re: The Ryland Group, Inc.
Incoming letter dated December 21, 2004

Dear Mr. Geckle:

This is in response to your letter dated December 21, 2004 concerning the shareholder proposal submitted to Ryland by The Nathan Cummings Foundation. We also have received a letter from the proponent dated January 14, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



RECD S.E.C.
FEB - 2 2005
1083

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Caroline L. Williams
Chief Financial and Investment Officer
The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, NY 10018

[The Ryland Group, Inc. Letterhead]

December 21, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted by The Nathan Cummings Foundation to The Ryland Group, Inc.

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Act"), enclosed are 6 copies of (i) the shareholder proposal and statement in support thereof (which is attached hereto as Exhibit A) (the "Proposal") received by The Ryland Group, Inc. ("Ryland" or the "Company") from The Nathan Cummings Foundation ("NCF") and (ii) this letter, which sets forth the reasons we believe the Proposal may properly be omitted from the Company's proxy statement and form of proxy relating to the Company's annual meeting of stockholders to be held in 2005 (collectively, the "2005 Proxy Materials"). Pursuant to Rule 14a-8(j), we are simultaneously providing a copy of this letter and the attachments hereto to NCF.

Ryland hereby respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if the Company excludes the Proposal from its 2005 Proxy Materials.

Proposal

The stockholders' resolution included in the Proposal reads as follows:

"RESOLVED:

The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to increase energy efficiency and reduce greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2005."

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) promulgated under the Act because the Proposal is vague and misleading in violation of Rule 14a-9.

Rule 14a-8(3) under the Act permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Section 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proposal is vague and misleading in the following respects:

The Proposal includes numerous opinions which are styled as statements of fact.

Item G of Staff Legal Bulletin No. 14 (Shareholder Proposals) states that:

> In drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact. To this end, shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate.

The supporting statement and the proposed resolution included in the Proposal consistently style opinions or assertions as statements of fact. The following statements in the Proposal are opinions or assertions which are not qualified as beliefs of NCF or supported by any authority: (1) the first and second sentences of the first paragraph, (2) the second sentence of the second paragraph, (3) the first sentence in the fourth paragraph and (4) the sixth paragraph. In addition, the proposed resolution included in the Proposal itself includes a statement of opinion consisting of the phrase "rising regulatory, competitive, and public pressure to increase energy efficiency and reduce greenhouse gas emissions."

The Proposal Includes Factual Statements Without Source Citations Or With Unsubstantiated Source Citations

As noted above, Staff Legal Bulletin No. 14 requests that proponents "provide factual support for statements in the proposal," where appropriate. The supporting statement included in the Proposal include numerous statements of fact without accompanying support. The following statements in the Proposal are unsupported factual assertions: (1) the first and last sentences of the second paragraph, (2) the fourth and fifth sentences in the third paragraph, (3) the last sentence in the fourth paragraph and (4) the last sentence in the fifth paragraph. Further, although the Proposal consistently refers to statements and views of the Environmental Protection Agency, no specific references are ever made to the publications or other source material in which such statements or views are expressed. This includes: (1) the last sentence of paragraph one, (2) the first three sentences of paragraph three and (3) the second sentence of paragraph five. As a result, it is impossible to verify the accuracy of such statements, and, therefore, such statements are vague and may be misleading or inaccurate.

The Proposal Includes Statements Which Are Irrelevant and Misleading

The second sentence of the first paragraph of the supporting statement included in the Proposal states: "Concerns about greenhouse (GHG) emissions and dependency on fossil fuels are leading to increasing interest in energy efficiency." Dependence on fossil fuels is a subject of great debate in the United States and, in the opinion of many, is an emotional issue linked to wider political and global concerns. The Proposal does not suggest that the Company is in a position to effect change in the area. In fact, no further mention of the issue after the second sentence is made in the Proposal. This prominent reference to a potentially emotional issue is misleading and irrelevant to the Proposal.

For all of the reasons discussed above, the Proposal is vague and misleading and omits to state material facts necessary to make the Proposal not misleading. The Proposal would mislead Ryland's stockholders were it to be included in the 2005 Proxy Materials. We therefore request that the Staff indicate its intention not to take any enforcement action were the Company to omit the Proposal from the 2005 Proxy Materials.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) promulgated under the Act because it relates to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials that deal with "a matter relating to the conduct of the company's ordinary business operations." In the Securities and Exchange Commission's (the "Commission") adopting release for the most recent amendments to the rules on shareholder proposals (Release No. 34-40018), the Commission noted that the policy underlying this rule rests on two central considerations: (1) the fact that certain tasks are so fundamental to a management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight (except that matters focusing on sufficiently significant social policy issues generally transcend day-today business matters and raise policy issues so significant that it would be appropriate for shareholder vote) and (2) the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Further, the Commission has stated that the policy underlying the ordinary business exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session art 1, at 119 (1957) reprinted in Release No. 34-19135, n. 47 (October 14, 1982).

The Proposal Falls Within the Ordinary Business Operations of the Company

We believe that the Proposal should be excluded from the 2005 Proxy Materials because it is clearly within the purview of ordinary business operations of the Company. The Proposal's principal focus is the financial and competitive position of the Company. Its stated goal is to safeguard the Company from regulatory and litigation risk and reputation damage. See the sixth paragraph of the Proposal. It further implies that "long-term shareholder value" is an item of investor concern that the Proposal seeks to address. See the second paragraph of the Proposal. As stated above and borne out in numerous no-action letters of the Staff, the intent of Rule 14a-8(i)(7) is to prohibit shareholder proposals dealing with the establishment of performance standards and policies that relate solely to the economic performance of the registrant as opposed to proposals dealing with "significant social policy issues." Although the supporting statement included in the Proposal alludes to climate change and global warming, the action requested by the resolution included in the Proposal consists solely of the call for an assessment of the Company's response to a perceived "rising regulatory, competitive, and public pressure to increase energy efficiency and reduce greenhouse gas emissions." This call to action is the type of ordinary business operations that the Company's management and Board of Directors undertake on a day-to-day basis in the operation of the Company. Evaluation of risks in financial terms is a fundamental part of the ordinary business operations of the Company, and is best left to management and the Board of Directors. See Xcel Energy Inc. (public availability date April 1, 2003) (excluding a proposal based on Rule 14a-8(i)(7) related to a request for a risk-benefit report on the effects of the Company's greenhouse gas emissions); The Mead Corporation (public availability date January 31, 2001) (excluding a proposal related to a request for a report of the company's environmental risks in financial terms).

The Proposal Seeks to Micro-Manage the Company in Contravention of the Intent of the Rule

The second consideration noted by the Commission underlying Rule 14a-8(i)(7) relates to the degree to which the Proposal seeks to "mirco-manage" the Company. The Proposal specifically requests that an independent committee of the Board of Directors report to the stockholders on both the Company's ability to (1) comply with what NCF perceives as "rising regulatory pressure" and (2) respond to what NCF perceives as "rising competitive pressure" to increase energy efficiency and reduce greenhouse gas emissions. Both regulatory and competitive matters are better served by the professional attention of Ryland's management than the judgment of stockholders. We submit that imposing shareholder judgment in either of these areas would constitute precisely the type of micro-management that Rule 14a-8(i)(7) seeks to avoid. Further, the Proposal seeks to impose a specific time frame (i.e. the call to produce a comprehensive report within five months of the prospective date for the Company's annual meeting of stockholders) which contravenes the intent of the rule. Release No. 34-40018

The Company is subject to a variety of local, state and federal laws, ordinances, rules and regulations concerning the protection of health and the environment. The particular environmental laws which apply to any given homebuilding site vary greatly based on a number of factors. As a matter of practice, the Company undertakes a comprehensive review of the environmental concerns affecting each of its construction projects and meets or exceeds all of its obligations under environmental protection standards applicable to each project. The Company has expended, and will continue to expend, great effort in the area of regulatory compliance and manages its business based on its breadth of experience and clear understanding of the regulatory landscape. Given the complexities of the Company's regulatory obligations, Ryland's stockholders are not in a position to make an informed judgment in this highly technical area.

Ryland operates in an intensely competitive industry. The Company competes with other homebuilders across a wide spectrum of variables: geographic location, quality of workmanship, design flexibility, durability of construction, environmental impact and quality of materials and supplies, among others. The Company continually assesses and evaluates the competitive dynamics of the homebuilding marketplace, generally, and the regions in which it operates, specifically, in order to create profitable opportunities that enhance the Company's performance and increase shareholder value over the long-term. Given the complicated balance of competitive factors that Ryland's management continually monitors and addresses, the stockholders would not be in a position to make an informed judgment if given an oversight role over the Company's competitive position.

The Proposal Fails to Call the Company to Remedy a "Significant Social Policy Issue"

Finally, the Proposal does not request that the Company remedy a "significant social policy issue." Although the supporting statements in the Proposal address global warming, the call to action included in the resolution that is proposed does not request the Company to shift the Company's practices towards policies that would remedy the emissions of greenhouse gases and dependency on fossil fuels. Instead the Proposal calls for a broad and time intensive report on how the Company is responding to perceived regulatory, competitive and reputation issues in an attempt to address the implications of climate change on "long-term shareholder value." See the second paragraph of the Proposal. The Proposal seeks to piggy-back shareholder management of ordinary business operations on a proclaimed "significant social policy issue." Here, the actual intent is to empower the Company's stockholders to direct the day-to-day operations of the Company in the areas of regulation, competition and Company reputation.

Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend any enforcement if the Proposal is in fact excluded from the 2005 Proxy Materials pursuant to Rules 14a-8(i)(3) and 14a-8(i)(7).

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Very truly yours,

/s/ Timothy J. Geckle

Timothy J. Geckle
Senior Vice President, Secretary and General Counsel

cc: The Nathan Cummings Foundation

Exhibit A

ENERGY EFFICIENCY RESOLUTION

WHEREAS:

Climate change is increasingly recognized as a serious environmental issue. Concerns about greenhouse (GHG) emissions and dependency on fossil fuels are leading to increasing interest in energy efficiency. This is particularly relevant for companies engaged in building homes. According to the Environmental Protection Agency (EPA), the energy used in homes accounts for more than 20% of all U.S. GHG emissions, with the average home emitting more pollutants than the average car.

Although the United States has not ratified the Kyoto Treaty, at least half of U.S. states are addressing global warming through legislation, lawsuits or programs to reduce GHG emissions. Climate change and its implications for long-term shareholder value are also the focus of increasing investor attention. In 2003 investors representing over $10 trillion in assets signed on to the Carbon Disclosure Project asking companies to disclose emissions data and efforts to reduce them.

The EPA encourages companies to reduce GHG emissions and conserve energy through what is now a voluntary program, ENERGY STAR. In 1999 it introduced its national energy performance rating systems for buildings. The program provides assessment tools to help homeowners and building managers achieve greater energy efficiency and realize associated cost savings. By the end of 2002, approximately 1,100 buildings nationwide had earned the ENERGY STAR label. As a group, these buildings use 40% less energy than the average building in the United States.

Because using energy more efficiently avoids emissions from power plants, avoids the need for new power plants and reduces energy bills, sizable benefits can accrue. The EPA estimates that during 2002 efforts under the program saved enough energy to power 20 million homes and avoid GHG emissions equivalent to those produced by roughly 18 million cars. Approximately half of these energy savings were from private homes.

The EPA estimates that a home fully equipped with ENERGY STAR qualifying products will operate on about 30% less energy than a house equipped with standard products, saving the typical homeowner about $400 each year. Also, homes built to ENERGY STAR standards are 30 percent more energy efficient than homes built to the Model Energy Code.

We believe taking action to improve energy efficiency can result in financial and competitive advantages to the company. Conversely, inaction or opposition to emissions reduction and energy efficiency efforts could expose the company to regulatory and litigation risk, and reputation damage.

RESOLVED:

The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to increase energy efficiency and reduce greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2005.

THE · NATHAN · CUMMINGS · FOUNDATION

Caroline L. Williams
Chief Financial and Investment Officer

January 14, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by The Ryland Group, Inc. to omit shareholder proposal submitted by The Nathan Cummings Foundation

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation ("NCF") submitted a stockholder proposal (the "Proposal") to The Ryland Group, Inc. ("Ryland"). The Proposal asks Ryland's Board of Directors to assess and report to stockholders by September 1, 2005 on how Ryland is responding to rising regulatory, competitive and public pressure to increase energy efficiency and reduce greenhouse gas emissions.

By letter dated December 21, 2004, Ryland stated that it intends to omit the Proposal from the proxy materials to be sent to stockholders in connection with the 2005 annual meeting of stockholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Ryland claims that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as relating to Ryland's ordinary business operations, and that the Proposal is materially false or misleading and thus excludable pursuant to Rule 14a-8(i)(3). Ryland has not carried its burden of proving that omission of the Proposal under either exclusion is warranted.

Ordinary Business

Ryland argues that the Proposal implicates the company's ordinary business operations because (i) it involves the management of financial risks, and (ii) stockholders are not capable of making a judgment on the subject matter of the Proposal. Ryland invokes a 1998 release (the "1998 Release") in which the Commission clarified its interpretation of the ordinary business exclusion and explained the two considerations animating that interpretation: (1) the fact that certain tasks are so fundamental to a management's ability to run the company from day to day that stockholders could not, as a practical matter, oversee them directly; and (2) the extent to which a proposal seeks to micro-manage the company by probing too deeply into complex matters on which stockholders would not be able to make an informed judgment.[1] Neither of these considerations requires exclusion of the Proposal.

[1] See Exchange Act Release No. 40018 (May 21, 1998).

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.ncf.org

Contrary to Ryland's assertion, the Staff has not taken the view that every proposal seeking to protect a registrant from loss of stockholder value as a result of regulatory risk, litigation risk or reputational harm is excludable. Indeed, the Staff has refused to permit exclusion of proposals on subjects as varied as privatization of public services,[2] the sustainability of contract livestock farming operations,[3] and global labor standards,[4] despite the fact that the proponents based their arguments on the avoidance of various kinds of risk (including risk from regulation and litigation) and the resulting harm to stockholders.

The common thread tying together these interpretations is that to avoid exclusion, a proposal must deal with a "significant policy issue"—generally, a corporate activity that has garnered sufficient negative attention from regulators, the public and the media that adverse financial consequences are reasonably likely to follow.[5] Global climate change, and the resulting pressure from regulators, consumers and the public to limit emissions that cause climate change, are significant policy issues, as the Staff has recognized in prior letters.[6]

The letters cited by Ryland, Xcel Energy, Inc.[7] and The Mead Corporation,[8] involved proposals that either sought a risk-benefit analysis regarding the company's emission of certain substances (Xcel) or dealt with accounting and risk assessment methodologies (Mead). The reason for exclusion was not that the proposals touched on problems that could pose financial risks to the companies but rather that they specifically asked for disclosure of risk analysis. The Proposal follows the approach taken in Unocal and Reliant, which treated the issue as one of corporate strategy, rather than the much more nuts-and-bolts formulation used by the Xcel and Mead proponents.

Addressing Ryland's second contention, the subject of the Proposal—the steps Ryland is taking to respond to pressures for emissions reduction and energy efficiency—is not too technical or complex for stockholders to understand. The Proposal does not seek disclosure of a significant amount of scientific or technical data, unlike the Xcel and Mead proposals and others the Staff has permitted registrants to omit.[9] Similarly, the Proposal does not suggest specific measures Ryland should take, or attempt to mandate a timeframe for making changes, both factors the 1998 Release stated could indicate micro-management on the part of a proponent.

---

[2] See Waste Management, Inc., 2002 SEC No-Act. LEXIS 362 (available Mar. 11, 2002).

[3] See Hormel Foods Corporation, 2004 SEC No-Act. LEXIS 786 (available Oct. 22, 2004).

[4] See V.F. Corporation, 2004 SEC No-Act. LEXIS 338 (available Feb. 13, 2004).

[5] See 1998 Release, supra note 1.

[6] See Unocal Corporation, 2004 SEC No-Act. LEXIS 394 (available Feb. 23, 2004), in which the proposal asked the company to report on "how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions." The company argued that the proposal could be omitted pursuant to the Ordinary Business Exclusion, and the proponents countered that the proposal involved a significant policy issue. The Staff declined to grant the requested relief. See also Reliant Resources Inc., 2004 SEC No-Act. LEXIS 460 (available Mar. 5, 2004) (same).

[7] 2003 SEC No-Act. LEXIS 500 (available Apr. 1, 2003).

[8] 2001 SEC No-Act. LEXIS 181 (available Jan. 31, 2001).

[9] See, e.g., Ford Motor Company, 2004 SEC No-Act. LEXIS 441 (available Mar. 2, 2004), in which the proposal sought "detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling" as they related to global climate change and the Staff allowed exclusion on ordinary business grounds.

False or Misleading Statements

Ryland argues that the Proposal is materially false or misleading to stockholders for three reasons. First, it claims that a number of statements in the Proposal must be supported by citations. The NCF will promptly furnish support for any statements the Staff believes require documentation. Second, Ryland characterizes certain statements in the Proposal as opinions. The NCF believes that statements of opinion in the Proposal are clearly indicated with phrases such as "We believe." Other statements about which Ryland complains are factual in nature, although Ryland might disagree with the NCF regarding conclusions to be drawn from them.

Finally, Ryland also objects to mention in the Proposal of "dependency on fossil fuels," claiming it is unrelated to the rest of the Proposal and that the inclusion of this sentence alone merits exclusion of the entire Proposal. The Proposal deals with greenhouse gas emissions, which are produced, to a large extent, by the burning of fossil fuels. Reducing greenhouse gas emissions will require at least some reduction in the use of fossil fuels. The U.S.'s dependence on fossil fuels, and failure to develop alternatives, thus impede efforts to reduce greenhouse gases and help slow the rate of global climate change. Because these issues are inextricably linked, the phrase to which Ryland objects is not misleading to stockholders and does not warrant exclusion of the Proposal.

Conclusion

Ryland has not met its burden of demonstrating that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(7) or (i)(3) and its request for no-action relief should accordingly be denied. If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Nathan Cummings Foundation appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,



Caroline Williams
Chief Financial and Investment Officer

cc: Timothy J. Geckle
Senior Vice President, Secretary and General Counsel
Fax: 818-223-7685
Beth Young
Fax: 718-504-3854

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 1, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Ryland Group, Inc.
Incoming letter dated December 21, 2004

The proposal requests that an independent committee of the board prepare a report on how the company is responding to rising regulatory, competitive, and public pressure to increase energy efficiency and reduce greenhouse gas emissions.

We are unable to concur in your view that Ryland may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Ryland may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Ryland may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Ryland may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Daniel Greenspan
Attorney-Advisor